[redacted]

UNIT
SECURITIES AND E
Washing

09040543

SEC
Mail Processing
Section
MAR 3 1 2009
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08.
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BATS Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

Client Name

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 Marshall Drive, Suite 120
(No. and Street)

Lenexa	KS	66214-1585
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Kingsbury 913-815-7114
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

555 17th Street, Suite 1000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tamara Schademann swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATS Trading, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Tamara Schademann
Signature

CCO
Title

NOTARY PUBLIC - State of Kansas
MELISSA MCATEE
My Appt. Exp. 07 · 09 · 12
1026125

Melissa McAtee
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
BATS Trading, Inc.
Lenexa, Kansas

We have audited the accompanying statement of financial condition of BATS Trading, Inc. (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BATS Trading, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Denver, Colorado
March 30, 2009

BATS Trading, Inc.

Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 44,368,560
Receivables	
Accounts receivable - trade, net of allowance of $3,709	9,833,132
Accounts receivable - market data	3,569,117
Due from related entities	1,261,028
Other	227,541
Total receivables	14,890,818
Short-term investments, at fair value	20,065,600
Prepaid and other assets	31,228
Total assets	$ 79,356,206

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 8,587,899
Accrued expenses and other liabilities	490,874
Total liabilities	9,078,773
STOCKHOLDER'S EQUITY	
Common stock - authorized 20 million shares of $.01 par value; 17,739,333 shares issued and outstanding	177,393
Additional paid-in capital	77,894,755
Accumulated (deficit)	(7,794,715)
Total stockholder's equity	70,277,433
Total liabilities and stockholder's equity	$ 79,356,206

See Notes to Statement of Financial Condition.

Notes to Statement of Financial Condition

Note 1. Nature of Operations

BATS Trading, Inc. (the Company or BATS) was established June 16, 2005 to develop an electronic communication network (ECN) through the use of proprietary software and related technology. The Company was considered a development stage entity until it became operational in January 2006 when it was approved as a registered broker-dealer and subscribers started using the ECN.

Prior to the transfer of operations to BATS Exchange, Inc. (Exchange or the Affiliate), which is discussed in further detail below, subscribers placed orders for publicly traded securities on the ECN, and BATS, acting as a broker-dealer registered with the Securities Exchange Commission (SEC), matched buy and sell orders on its order book. Generally, the Company charged a fee to subscribers when their trades removed liquidity from the ECN, and it paid a rebate to subscribers when their trades added liquidity to the ECN.

BATS Holdings, Inc. (Holdings) was formed on June 29, 2007 and holds all of the outstanding stock of the Company and Exchange. During 2008, the stockholders of the Company voted and approved to transfer their interest to Holdings. On December 10, 2008, Holdings officially changed its name to BATS Global Markets, Inc. (Markets). As of December 31, 2008, both the Company and Exchange had issued stock to BATS Global Markets, Inc.

Exchange was formed on November 1, 2007. On August 18, 2008, the Securities and Exchange Commission approved the Form 1 application of Exchange to operate as a national securities exchange. Exchange commenced operations on October 24, 2008, and began transitioning the majority of its operations from the Company. This operational transition was completed on November 6, 2008, after which date the operations of the Company, a registered broker-dealer, were no longer as an ECN but were limited to the function of routing orders to other market centers on behalf of the Exchange. Accordingly, the Company has transferred assets to its stockholder, Markets, which have, in turn, been contributed to Exchange.

During 2008, the Company had distributed cash to Markets to be contributed to Exchange and BATS Trading Limited, a subsidiary of Markets, as necessary. The Company also made a distribution of the following accounts to Markets to be contributed to Exchange.

Furniture and fixtures, net	$ 8,409,129
Prepaids and other assets	299,143
Deposits	172,783
Payables and accrued expenses	(485,720)
	$ 8,395,335

Note 2. Summary of Significant Accounting Policies

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and cash equivalents: The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash at various financial institutions and brokerage firms which, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors the institutions and believes that the potential for future loss is minimal.

Accounts receivable: The Company granted credit to all ECN subscribers. Accounts receivable are carried at cost. Interest is recorded on receivables once they exceed 30 days past due. On a periodic basis, management evaluated the Company's accounts receivable and determined an appropriate allowance based on collections. During 2008, no accounts receivable were written off.

In January 2007, the Company entered into a receivables purchase agreement with a 3% stockholder. Pursuant to that agreement and in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, the Company sold a portion of its receivables each month. During the year ended December 31, 2008, the Company sold $60,532,164 in receivables and generated a loss from the sale of such receivables of $847,450 which is recorded in other expense in the statement of operations. The Company is no longer selling receivables after the transfer of activity to Exchange.

Investments: Investments are recorded at fair value. Realized and unrealized gains and losses are included in other income. Securities owned as of December 31, 2008 consist of a U.S. Treasury note.

Fixed assets: Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred. All fixed assets were transferred to Markets and then in turn to Exchange as of November 1, 2008 and reflected as a non-cash distribution on the statement of stockholder's equity.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 2. Summary of Significant Accounting Policies (Continued)

Revenue recognition: Transaction fees from securities transactions cleared, consisting of liquidity revenue, is recognized on a trade-date basis. Pursuant to Emerging Issues Task Force (EITF) Issue No. 99-19, *Reporting Revenue Gross as a Principal Versus Net as an Agent*, execution revenues from transactions executed through the Company are recorded on a gross basis in revenues and expenses. Routing fee revenue, consisting of fees earned on any share that is routed out to another market center, is recognized on a trade-date basis.

Market data revenue (print and quote revenue) is earned by the Company from participants in the national market system that pay fees to receive market data. These fees are consolidated into a "tape pool" and then distributed among market centers quarterly. The Company receives revenue for offering quotes and printing (reporting) trades to the consolidated tape system in proportion to its quote and trade share of the market.

In addition, the Company is assessed Section 31 fees pursuant to the Securities Exchange Act of 1934. The Section 31 fees are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the agent versus the principal on these transactions, and therefore Section 31 fees billed and collected are reported net in the statement of operations. The amount of Section 31 fees collected by the Company for the year ended December 31, 2008 was $38,323,813.

Fair Value Measurements: Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements*, (SFAS 157) issued by the Financial Accounting Standards Board (FASB). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

> Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.
>
> Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.
>
> Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Note 2. Summary of Significant Accounting Policies (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts are based upon exchange settlement prices. Fair value of non-exchange-traded contracts are based on third party quoted dealer values on the Interbank market. These financial instruments are classified as Level 2 in the fair value hierarchy.

Recent accounting pronouncements: In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate our uncertain tax positions and related income tax contingencies under SFAS No. 5, *Accounting for Contingencies*. SFAS No. 5 requires us to accrue for losses we believe are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 3. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Short term Investments:				
U.S. Treasury Notes	$ 20,065,600	$ -	$ 20,065,600	$ -
Total	$ 20,065,600	$ -	$ 20,065,600	$ -

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividend paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which, as of December 31, 2008, requires the Company to maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2008, the Company had net capital of $55,355,388, which was $54,750,137 in excess of its required net capital of $605,251.

Note 5. Employee Benefit Plans

The Company offered a SIMPLE Individual Retirement Account for the benefit of employees. The Company matched employee contributions of up to three percent of gross salaries. All employees were eligible to participate.

Note 6. Related Party Transactions

Tradebot Systems, Inc. (Tradebot), is a company owned by a 7% stockholder in Markets. Tradebot conducted trading activity through the ECN. Due to the transition of operations to Exchange, BATS did not owe Tradebot for trading activity at December 31, 2008.

Certain stockholders of Markets were also subscribers of the Company and conducted trading activity through the ECN. Accounts receivable includes $18,373 of stockholder receivables as of December 31, 2008.

The Company offers settlement and clearing services to its subscribers and maintains brokerage accounts with a 3% stockholder of Markets. As of December 31, 2008, $56,094,660 in cash and the Company's short-term investment portfolio were held in such accounts.

On November 1, 2008, the Company entered into an Administrative Services and Support Agreement with Exchange. Pursuant to the agreement, Exchange provides certain administrative and support services, including billing customers, to the Company for an administrative fee of $55,000 per month. In addition, the Company pays employee costs to Exchange equal to 2% of actual salaries, bonuses, and other payroll related expenses incurred by Exchange each month. At December 31, 2008, a receivable balance of $6,883,582 was due from Exchange for billings to customers performed by Exchange on behalf of the Company.

Note 7. Stock Option Plan

On January 1, 2008, the 2008 Stock Option Plan was adopted by Markets. From January 1, 2008 through October 31, 2008, the employees were employed by the Company. Therefore, the expense for the stock options were recorded by the Company. On November 1, 2008, the employees were transferred over to Exchange and were no longer employees of the Company. With the transfer of employees the stock option compensation recorded in additional paid-in capital was transferred to Exchange. The stock option information below is included for the period the employees were employed by the Company.

In May 2007, the board of directors adopted the 2007 Stock Option Plan, and granted a key member of management 1,300,000 options that vest over four years and had a $15 strike price. The options must be exercised as of January 1, 2012. As of December 31, 2008, 1,218,750 shares had been forfeited.

Pursuant to the 2008 Stock Option Plan for BATS Global Markets, Inc., the Company authorized grants of options to its full time employees to purchase up to 1,500,000 shares of the Company's stock. Such shares may be previously unissued or reacquired shares. During 2008, the Company granted employees 197,000 options to purchase shares that generally vest over four years. The strike price of these awards was $25 a share.

Markets was required to adopt the provision of FASB Statement No. 123R, *Share-Based Payment* (SFAS 123R) effective January 1, 2006 in accounting for its stock option plan. Management was determined that it is not possible to reasonably estimate the fair value at the grant date of the options because: (1) it was not practical for it to estimate the expected volatility of its share price because of the limited number of months of operations and the lack of similar public companies that could be used as a benchmark; and (2) there was not a sufficiently narrow industry sector in which to derive an industry-sector index to calculate the expected volatility of its share price.

Note 7. Stock Option Plan (Continued)

Accordingly, as required by SFAS 123R, Markets valued the stock options using the Intrinsic Value method. The Intrinsic Value method measures compensation cost as the excess, if any, of the fair market value price of the stock at each reporting date over the amount employees must pay to acquire the stock. Compensation cost for each period until settlement is recognized on a straight-line basis as the options vest and recorded as compensation expense. An independent valuation of Markets was completed in December 2008, and Markets determined the fair market value of the common stock to be $33.75 a share as of December 31, 2008.

The following is a detail of options to purchase shares of the Market's stock issued and outstanding as of December 31, 2008 for employees of the Company:

	Number of Shares Subject to Options	Weighted Average Exercise Price
Outstanding, January 1, 2008	995,250	$ 13.02
Granted	197,000	$ 25.00
Exercised	(2,000)	$ 4.50
Forfeited	(15,000)	$ 15.67
Transfer to Markets	(1,175,250)	$ 15.01
Outstanding, December 31, 2008	-	$ -
Weighted average contractual term of outstanding options (years)	-	
Weighted average intrinsic value of options granted during 2008	$ 8.75	

Note 8. Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2008:

Deferred tax assets:	
Property and equipment	$ 235,755
Stock based compensation	2,185,829
Net operating loss carryforward	395,673
Other assets	420,987
Intangible start-up costs	117,891
	3,356,135
Less: Deferred tax asset valuation allowance	(3,271,510)
Total deferred tax assets	84,625
Deferred tax liabilities:	
Prepaid expenses	84,625
Total deferred tax liabilities	84,625
Total deferred taxes	$ -

The 2008 current and noncurrent deferred tax assets are net of an allocation of the valuation allowance of $3,271,510.

During the year ended December 31, 2008, the Company recorded a valuation allowance of $3,271,510 on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Loss carryforwards for tax purposes as of December 31, 2008 of $1,087,014 will expire no later than December 31, 2027.

The alternative minimum tax (AMT) credit carryforward may be carried forward indefinitely to reduce future regular federal income taxes payable.

BATS Trading, Inc.

Financial Report

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

McGladrey & Pullen
Certified Public Accountants